------                                 U.S. Securities and Exchange Commission
FORM 4                                         Washington, D.C. 20549
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[ ]  Check box if no longer         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     subject to Section 16.
     Form 4 or Form 5 obligation        Filed pursuant to Section 16(a) of the
     may continue.                      Securities Exchange Act of 1934, Section
     See Instruction 1(b).              17(a) of the Public Utility Holding
     ---                                Company Act of 1935 or Section 30(f)
                                        of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol  6.Relationship of Reporting Person to Issuer

Donovan    Kathy                              Dendrite International, Inc. ("DRTE")       (Check all applicable)
-----------------------------------------     Nasdaq National Market
(Last)     (First)    (Middle)                                                               Director                   10% Owner
                                                                                        -----                      -----
                                                                                         X   Officer (give title        Other
                                                                                        -----             below)   -----  (specify
                                           --------------------------------------------                                   below)
                                           3.IRS Identification   4.Statement for              Vice President and Controller
                                             Number of Reporting    Month/Year            ----------------------------------------
   c/o Dendrite International, Inc.          Person, if an Entity   August 2000
     1200 Mount Kemble Avenue                (Voluntary)
-----------------------------------------                         ------------------------------------------------------------------
            (Street)                                              5. If Amendment, Date  7. Individual or Joint/Group Filing
                                                                     Of Original (Month/    (Check applicable line)
                                                                                  Year)
Morristown   NJ        07960-6797                                                           X  Form filed by one Reporting Person
                                                                                          -----
-----------------------------------------
(City)    (State)      (Zip)                                                                   Form filed by more than one Reporting
                                                                                               Person
                                                                                          -----
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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1.Title of Security 2.Trans- 3.Transaction    4.Securities Acquired (A) or      5.Amount of Securi- 6.Ownership  7.Nature of
  (Instruction 3)     action   Code             Disposed of (D) (Instructions     ties Beneficially   Form:        Indirect
                      Date     (Instruction 8)  3, 4, and 5)                      Owned at End of     Direct       Beneficial Owner-
                      (Month/                                                     Month               (D) or       ship
                      Day/                                                        (Instructions       Indirect (I) (Instruction 4)
                      Year)                                                        3 and 4)           (Instruc-
                              --------------------------------------------------                      tion 4)
                              Code      V       Amount    (A) or     Price
                                                          (D)
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Common Stock          8/4/00   M                6,000       A        $6.2917           0                 D
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Common Stock          8/4/00   S                6,000       D       $31.56             0                 D
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Common Stock         8/25/00   S                  300       D       $27.563          1,769               I           ESPP(1)
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*If the  Form is  filed  by more  than one  Reporting  Person,  see  Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1.Title of     2.Conversion  3.Trans-   4.Transaction    5.Number of      6.Date Exercisable and 7.Title and Amount    8.Price of
  Derivative     or Exercise   action     Code (Inst.8)    Derivative       Expiration Date        of Underlying         Derivative
  Security       Price of      Date                        Securities       (Month/Day/Year)       Securities            Security
  (inst. 3)      Derivative    (Month/                     Acquired (A) or                         (Inst. 3 and 4)       (Inst. 5)
                 Security      Day/                        Disposed of (D)
                               Year)                       (Inst. 3, 4, and
                                                           5)
                                         -------------------------------------------------------------------------------------------
                                         Code    V        (A)   (D)         Date Exer-  Expir-      Title   Amt or
                                                                            cisable     ation               # of
                                                                                        Date                Shares
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Options to       $6.2917       8/4/00     M                     6,000        7/24/00    7/23/07     Common  6,000          N/A
Purchase                                                                                             Stock
Common
Stock(2)
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9.Number of        10.Ownership      11.Nature of
  Derivative          Form of           Indirect
  Securities          Derivative        Beneficial
  Beneficially        Security:         Ownership
  Owned at            Direct (D)        (Inst. 4)
  End of              Indirect (I)
  Month (Inst. 4)     (Inst. 4)

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   101,750                D
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Explanation of Responses:

(1) Such shares of Common Stock of the Issuer are held  in the Issuer's Employee
Stock Purchase Plan.

(2) Such options become exercisable as follows: 25% on the first anniversary of the date of grant, and the remaining 75% shall become exercisable pro-rata on a monthly basis over the following three years, whereby 1/48th of such remaining options shall vest on each one month anniversary after the first anniversary of the date of grant.

                                                                                  /s/ Kathleen Donovan                  9/5/00
                                                                                -------------------------------       ------------
                                                                                **Signature of Reporting Person       Date

     **  Intentional  misstatements  or  omissions of facts  constitute  Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                     ---
     Note: File three copies of this Form, one or which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.
                                   ---
